UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        EMMIS COMMUNICATIONS CORPORATION
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                                (Name of issuer)

                              CLASS A COMMON STOCK
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                         (Title of class of securities)

                                   291525103
            --------------------------------------------------------
                                 (CUSIP number)

   TIMOTHY J. STABOSZ, 1307 MONROE STREET, LAPORTE, IN  46350   (219) 324-5087
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                  MARCH 1, 2012
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  291525103

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1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power       1,790,150
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power  1,790,150
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
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11. Aggregate Amount Beneficially Owned           1,790,150
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)     5.3%
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14. Type of Reporting Person (See Instructions)            IN
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ITEM 1.   Security and Issuer

     Class A common stock of Emmis Communications Corp., One Emmis Plaza, 40 Monument Circle, Suite 700, Indianapolis, IN 46204.

ITEM 2.   Identity and Background

     The reporting person, Timothy J. Stabosz, 1307 Monroe Street, LaPorte, IN 46350, a natural person and United States citizen, is engaged as a private investor. He has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) in the last 5 years, and has not been a party to any proceedings, or subject to any judgements, enjoinments, decrees, et al, related to violations of state or federal securities laws, in his lifetime.

ITEM 3.   Source and Amount of Funds or Other Consideration

     Personal funds in the aggregate amount of $1,245,378.61 have been used to effect the purchases. No part of the purchase price represents borrowed funds.

ITEM 4.   Purpose of Transaction

     The reporting person has acquired the shares for investment purposes.

     Based on public filings with the SEC, the reporting person believes he is the third largest shareholder of the company.

     While the reporting person, at this time, has no specific plans or proposals related to letters (a) through (j) of Item #4 of Schedule 13D, owing to the fact that the reporting person believes that the company's common equity value does not adequately reflect the underlying value of the company's assets, and that it would be desirable to have that value "unlocked," the reporting person may seek to discuss with management, or otherwise seek to encourage the company to pursue, any number of strategies which may increase shareholder value (one or more of which management has already publicly stated it is considering). These include, but are not limited to, monetization of the KXOS put/call arrangement, debt refinancings, preferred and/or common stock buybacks, a going private transaction, possible consideration for converting the Class B common shares to Class A common shares, or a sale or breakup of the company in whole or in part. The reporting person has communicated with, and intends to continue to communicate with, other shareholders. Finally, if Emmis's common stock remains, for an excessive period of time, at a price level the reporting person views as unduly depressed, he may request that the company consider appointing him to the board of directors.

ITEM 5.   Interest in Securities of the Issuer

     As of the close of business on March 9, 2012, the reporting person has sole voting and dispositive power over 1,790,150 shares of Emmis Communications Corporation's Class A common stock. The company's latest Form 10-Q filing, as of January 4, 2012, indicates there were 34,007,279 Class A common shares outstanding. Accordingly, the reporting person is deemed to own 5.3% of the company's Class A common stock. Transactions effected by the reporting person in the last 60 days, from January 9, 2012, through March 9, 2012, were performed in ordinary brokerage transactions, and are indicated as follows:

01/09/12  sold 45,800 shares at $ .777
01/12/12  sold 38,223 shares at $ .750
01/13/12  bought 6001 shares at $ .701
01/17/12  bought 92,714 shares at $ .715
01/18/12  bought 49,396 shares at $ .716
01/19/12  bought 24,802 shares at $ .693
01/20/12  bought 16,700 shares at $ .692
01/25/12  sold 42,700 shares at $ .775
01/26/12  bought 5300 shares at $ .710
01/27/12  bought 1200 shares at $ .713
01/30/12  bought 5254 shares at $ .715
01/31/12  bought 10,000 shares at $ .720
02/01/12  bought 20,166 shares at $ .727
02/01/12  sold 200 shares at $ .775
02/02/12  bought 195,729 shares at $ .747
02/03/12  bought 1800 shares at $ .75
02/03/12  sold 23,170 shares at $ .770
02/06/12  sold 1930 shares at $ .77
02/07/12  bought 15,974 shares at $ .737
02/10/12  sold 20,000 shares at $ .801
02/14/12  bought 27,900 shares at $ .767
02/15/12  bought 5000 shares at $ .751
02/16/12  bought 45,453 shares at $ .771
02/17/12  bought 104,922 shares at $ .763
02/21/12  bought 34,078 shares at $ .757
02/22/12  bought 40,000 shares at $ .744
02/23/12  bought 19,326 shares at $ .724
02/24/12  bought 9143 shares at $ .707
02/29/12  bought 8000 shares at $ .70
03/01/12  bought 34,800 shares at $ .692
03/02/12  bought 10,800 shares at $ .699
03/05/12  bought 14,200 shares at $ .692
03/06/12  bought 20,000 shares at $ .6825
03/09/12  bought 4400 shares at $ .70

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

ITEM 7.  Material to be Filed as Exhibits

Not Applicable


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  03/09/12
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor